G R U P P O · M E D I A S E T



12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese





Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek



Cologno Monzese, 14th April 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies on April.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate affaires Manager)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET COMMENTS THE FININVEST OPERATION

The Chairman Fedele Confalonieri and the Chief Executive Giuliano Adreani have expressed their satisfaction with the Accelerated Book Building operation launched by Fininvest on the share capital of Mediaset. It is an operation that makes use of a market instrument to extend the number of the company's floated shares.

The year 2004 ended with brilliant results by the Mediaset Group, thanks to the excellent performance of the television activities of both Mediaset and Telecinco in their respective markets (Italy and Spain).

At 31 December 2004, the television advertising revenues of Publitalia '80 for Mediaset's three channels had grown by 9.1% to reach €2,869.1 million, compared with the €2,630.4 million for the same period of 2003. In Spain, in 2004, the group's advertising sales company, Publiespaña, recorded a growth in sales of 20.8% compared with 2003. This was a result that was markedly higher than the growth in both the total advertising market (+10.4%) and the television advertising market (+15%).

The trend of 2004 is also continuing in 2005: at the end of the first four months of the year (January-April) growth in advertising revenues in Italy is forecasted to be in the region of 3% to 4%.

Cologno Monzese, 13 April 2005

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter


Italian Investor Conference
MEDIASET
New York, 12th April 2005

MEDIASET | Group Structure


MEDIASET
Italian Business
Advertising Sales Force
Contents
Transmission Network
Advertising Sales Force
Contents
Publitalia
RTI
Elettronica Industriale
Publiespana
Gestevision
FTA TV
Multimedia Platform
Digital Terrestrial TV


Spanish Business
MEDIASET
TELECINCO

TELE5 | 2004 Performance Highlights

Broadcasting

- Undisputed leadership in audience shares :
  - Individuals, 24h: 22.1%, #1 channel in Spain ahead of TVE-1
  - Individuals, Prime Time: 23.1% #1 channel in Spain for first time
  - Commercial Target: 24h 25.2% , Prime Time 27.0%, #1 channel in Spain

Advertising

- Leadership in the Spanish TV Advertising Mkt
- Publiespana 2004 Advertising Revenues growth: +20.8%

Financials (*)

- 37.0% EBIT margin (26.4% 2003)
- Net Profit 215.9 ml€ (+76.1%)
- Strong FCF generation: 242.2 ml€ (+75.5% vs 2003)

Key Fact

- Successful IPO in June 2004
- Strong Know-How Sinergies with Mediaset
- Full Commitment to maximize cash flow generation



(*): Italian GAAP





MEDIASET



Italian Business
MEDIASET
Broadcasting

MEDIASET | Leader on Commercial Target



	CHANNELS	2004 AUDIENCE (Commercial target 15-54)
MEDIASET	Canale 5, Italia 1, Rete 4	47.0%
Rai	Rai Uno, Rai Duo, Rai Tre	38.5%
La7	All-News Channel	2.3%
Others	Local Channels Satellite Cable	12.2%

Source: Auditel (24 hours)







MEDIASET | "3 Channel, 1 Television"



ITALIA 1
RAI 2
LA7
CANALE 5
RAI 3
RETE 4
TOT. AUDIENCE
RAI 1
Male
Female
Young
Adults

MEDIASET | First Hints on 2005 PRIME TIME Audience

Up until 12 /03/2005


INDIVIDUALS
Rai
43.8%
MEDIASET
44.0%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.3%
MEDIASET
45.9%

Source: Auditel


Italian Business
MEDIASET
Advertising

Advertising Expenditure in Europe



Total Ad Spend as % of GDP
1,34
1,19
1,19
1,12
1,12
1,00
0,95
0,90
0,90
0,90
0,88
0,89
0,78
0,75
0,75
0,68
0,71
0,66
0,66
0,66
0,63
0,69
0,64
0,60
0,60
1999
2000
2001
2002
2003
UK
Germany
Spain
France
Italy
Adv. Market in Europe
per Media segment, 2003 (%)
7,9
37,8
54,3
17,3
38,2
44,5
8,4
48,2
43,4
17,8
40,1
42,1
30,5
36,6
32,9
Italy
UK
Germany
Spain
France
TV
Print
Others

Source European Advertising & Media Forecast, April 2003

Source: Nielsen, MMS TNS, Infoadex net

MEDIASET | 2004 Italian Advertising Market
(Growth vs 2003)


TOTAL ADV MKT
+7.3%
MEDIASET
+9.1%
Rai
+11.7%
PRESS
+1.6%

Source: Adex Nielsen Estimates

MEDIASET | 2004 Breakdown by Sectors


Finance
Media & publishing
TLC
Automotive
Non Food
Food
Others Sectors
3.0%
7.3%
8.4%
9.6%
16.4%
32.0%
23.3%
3.1%
9.0%
10.1%
10.3%
15.4%
28.3%
23.8%
2002
2004


Italian Business
MEDIASET
DTT Opportunity

Digital Households Evolution in Italy

Year *(.000)*	1997	1998	1999	2000	2001	2002	2003	2004
TV households	**20,255**	**20,393**	**20,576**	**20,782**	**21,377**	**21,438**	**21,678**	**21,924**
Tele+	925	1193	1,450	1,774	2,012	1,750		
Stream	20	41	418	751	480	1,098		
SKY						2,848	2,000	3,100
Total DTH Pay TV	**945**	**1,234**	**1,868**	**2,525**	**2,492**	**2,848**	**2,000**	**3,100**
Fastweb (DSL clients only)	0	0	0	0	0	176	331	480
Telecom Italia (retail clients)	0	0	0	34	247	630	1,504	3,115
Wind						75	175	341
Tiscali						35	110	214
Other resellers				81	103	110	251	417
Total DSL	**0**	**0**	**0**	**115**	**350**	**1,026**	[illegible]	**4,567**
Fibre-To-The-Home	**0**	**0**	**0**	**5**	**49**	[illegible]	[illegible]	[illegible]
DTT	**0**	**0**	**0**	**0**	**0**	[illegible]	[illegible]	[illegible]
Digital homes	**945**	**1,234**	**1,868**	**2,645**	**2,891**	**3,974**	[illegible]	[illegible]
Digital TV homes	**945**	**1,234**	**1,868**	**2,530**	**2,541**	**2,948**	**2,160**	**4,293**

DTT
1.500.000
end of March 2005

(*) An adjustament has to be made for the number of households owining digital on more platforms.

Source: Ministry of Communication, Mediaset,Sky Italia, Fastweb, Telecom Italia, Informa Media Group (Dec. 2004)


MEDIASET

DTT | 5 Key Features of DTT vs. Analog TV

Analog Terrestrial TV		Digital Terrestrial TV
Audio-Video + basic data services (Teletext)	Quality	Dolby surround, Original Language Movies, Widescreen, High quality news services
Limited channels offer	Channel offer	Wide channels offer (generalist + thematic channels)
No interaction	Interactivity	Interaction with viewers during DTT programmes and services
FTA Offer	Pay-per-View	FTA + PPV integrated offer (Top-up TV)
Limited mobile reception	Mobile reception	Reception from DTT Handset, car, Mobile phone, etc...


MEDIASET

MEDIASET | Revenue Streams in a DTT Context


MEDIASET

FREE-TO-AIR TELEVISION

- 3 generalistic channels funded by advertising

NETWORK OPERATOR

- Renting of Spectrum on Digital Transmitting Network to non-captive content provider

PPV

- Premium Content Access through:
  - Pay-per-View
  - Pay-per-Time
  - Pay-per- Category

MULTICHANNEL

- Theme Channel funded by targeted advertising (Kids Channel)

INTERACTIVITY

- Interactive and Enhanced advertising
- Exchange Fee with Telecom Operator
- Interactive services

DIVERSIFICATION

- Content Resale
- Transactional Services


MEDIASET

MEDIASET | First Mover on DTT

MEDIASET 6 RECORDS

- First to develop a Digital Terrestrial Network in only 9 months
- First to include Interactivity in TV Programs
- First to test Interactive and Enhanced Spots
- First to host 3rd -party content providers on its Multiplex
- First to launch a Free-to-Air channel for Kids


BOING

- First to launch PPV Offer


MEDIASET

MEDIASET | First Pre-paid card Offer on TV

BENEFITS FOR VIEWERS

- No dish required
- No Subscription
- "Pay for what you watch"


MEDIASET
PREMIUM
MEDIASET PREMIUM

BENEFITS FOR MEDIASET

- Focused Investments
- Defensive Move
- Driver for DTT Penetration
- Additional Revenues


MEDIASET

MEDIASET | The Big "Serie A", until 2007















Juventus Milan Inter Roma Sampdoria Atalanta Messina Livorno Siena

79.5% of Italian Football Supporters



From 2007, Pre-emption Rights on:

DTT, Satellite, Cable e ADSL

Total Investment: 118 ml €
Less then 1% of Mediaset MARKET CAP

Source: Mediaset, Eurisko, Sinottica 2004-1, Makno 2004; Nielsen, Monitor Calcio 2003-2004




MEDIASET

MEDIASET | Present Pay-per-View Content Offer

"Serie A" MEDIASET LAUNCH TRIAL OFFER

- 152 matches in a season
  - 76 "Tier 1" matches
  - 76 "Tier 2" matches (o/w 16 vs "Tier 1")
- 92 "First Choice" matches (4 top Clubs)
- 38 "DIRETTA PREMIUM"
- 3€ per match
- 9€ and 18€ cards, expiring in June 2005
- "Live" from 22nd January 2005


Il grande calcio in diretta tv a 3 Euro

FERRARI CHALLENGE

- Worldwide presentation new F1 car (F2005)
- 6 Ferrari "360 Challenge" Races
- 3€ per race
- Live from 3rd April 2005 to 23rd October 2005


360 Challenge
MEDIASET
PREMIUM


MEDIASET

MEDIASET | DTT Project Development


DTT Penetration
PHASE 3
(2006)
PHASE 2
(2005)
PHASE I
(completed)
First Assesment on Mobile TV Business
Pre-paid card and MHP Integration
Introduction of other pre-paid funcions (Es. Pay per time)
Launch of new PPV Content (Reality, Movies, etc.)
Introduction of "Seasonal Ticket" or "Package Ticket"
Launch of Rechargeable cards
Launch of PPV Offer on a Key content (Soccer)
Launch of a new theme channel (Boing)
Launch of DTT Platform
Creation of a Digital Terrestrial Infostructure


MEDIASET


MEDIASET
12 Months that
Changed Television


Italian Business
MEDIASET
Financials

MEDIASET GROUP | Leading Indicators

(€ml.)	1999	2000	2001	2002	2003	2004
Ebit Margin (ROS)* (%)	28.1%	30.8%	26.1%	25.2%	28.0%	33.0%
Net Profit (€ml.)	339.2	423.5	248.4	362.0	369.7	500.2
Free Cash Flow** (€ml.)	370.5	255.0	123.9	219.8	282.9	468.3
Earnings per Share (€)	0.29	0.36	0.21	0.31	0.31	0.42
Dividend per Share (€)	0.18	0.24	0.21	0.21	0.23	0.38***
Distributed Dividend (€ml.)	216.2	283.2	247.8	247.4	271.7	448.9 ***
Pay-out Ratio (%)	64%	67%	67%****	68%	74%	89.7%

(*): Italian TV Operations
(**) Italian Business, excluding Associates Investments and Tele5 Dividend
(***): to be approved by AGM, 27th April 2005
(****): excluding Kirch Media extraordinary provisions

MEDIASET GROUP | Consolidated Results

(€ml.)	2004 Consolidated	2004 Mediaset	2004 Telecinco	Consolidation Effects
Net Consolidated Revenues	3,441.6	2,649.4	793.4	(1.2)
EBITDA	1,974.4	1,513.0	461.6	0.0
margin	*57.4%*	*57.1%*	*58.2%*	
EBIT	1,034.2	788.3	294.0	(47.8)
margin	*30%*	*29.8%*	*37.1%*	
Net Profit	500.2	435.9	112.3*	(47.8)

(*): excluding Minorities

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(€ml.)	Total Net Revenues	EBIT	EBIT margin
TV Operations	2,541.8	839.7	33.0%
OTHER Operations	91.3	3.7	4.1%
DTT Operations	16.3	-55.3	n.c.
	2,649.4	788.3	29.8%

MEDIASET ITALIAN BUSINESS | 2001-2004 Operating Leverage

(2001 Index 100)



TV Advertising Revenues
100
100.7
106.6
116.3
+9.1%
2004 vs 2003
Total TV Costs
100
100
101.8
103.1
+1.2%
2004 vs 2003
2001
2002
2003
2004

MEDIASET ITALIAN BUSINESS | 2001-2004 Operating Leverage
(2001 Index 100)


143.8
+28.4%
2004 vs 2003
33.0%
TV Operating Profit
112.2
28.0%
100
96.1
26.1%
25.2%
Profitability
2001
2002
2003
2004

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(€ml.)	2003	2004
Net Financial Position 1/1	**(170.8)**	**(451.4)**
Free Cash Flow from Core Activities	**282.9**	**468.3**
- Cash Flow from Operations	1,216.0	1,334.8
- Investments	(671.9)	(850.0)
- Disinvestments	0.6	1.4
- Change in Net Working Capital (CNWC)	(261.8)	(17.9)
Equity (Investments)/Disinvest.	(327.4)	(82.9)
Cashed-in Dividends from Tele5	11.3	155.0
Free Cash Flow	**(33.2)**	**540.4**
Dividends	(247.4)	(271.3)
Total Net Cash Flow	**(280.6)**	**269.1**
Net Financial Position 31/12	**(451.4)**	**(182.3)**
Consolidated Net Financial Position 31/12	**(199.3)**	**62.0**

MEDIASET | Use of Cash: FCF vs Dividends
(FCF from Core Activities)


■ FCF
▨ Dividend
370,5
216,2
255
283,2
123,9
247,8
219,8
247,4
282,9
271,3
468,3
448,9
1999
2000
2001
2002
2003
2004
2005



12g3-2(b)


Italian Investor Conference
MEDIASET
Back Up Slides

MEDIASET GROUP | Financial Track Record

Main Income Statement Data (ml€)

	2000	2001	2002	2003	2004
Total Net Revenues	2.363,6	2.351,1	2.316,1	3.070,0	3.441,6
Italy	2.363,6	2.351,1	2.316,1	2.424,9	2.649,4
Spain	-	-	-	646,0	793,4
Operating Profit	691,5	587,2	558,5	820,8	1.082,0
Italy	691,5	587,2	558,5	650,1	788,3
Spain	-	-	-	170,7	294,0
Group Operating Profit	691,5	587,2	558,5	777,6	1.034,2
Pre-Tax Profit and Minorities	648,0	418,1	497,1	675,1	994,8
Group net Profit	423,5	248,4	362,0	369,7	500,2

Main Balance Sheet and Financial Data (ml €)

	2000	2001	2002	2003	2004
Net Invested Capital	2.263,9	2.602,4	2.639,5	3.031,8	2.983,5
Total Net Shareholders'Equity	2.389,2	2.354,6	2.468,7	2.832,5	3.045,2
Net Group Shareholders' Equity	2.387,5	2.353,0	2.467,2	2.591,6	2.820,7
Minorities Shareholders' Equity	1,7	1,6	1,5	240,9	224,5
Net Financial Position	125,3	(247,8)	(170,8)	(199,3)	62,0
Operating Cash Flow	1.146,6	1.162,3	1.213,4	1.537,6	1.615,3
Investments	806,1	1.279,1	849,3	835,1	1.116,5
Dividend Paid	216,2	283,2	247,8	247,4	271,3

MEDIASET GROUP | Financial Track Record

Personnel

	2000	2001	2002	2003	2004
Employees (at year end)	4.384	4.396	4.393	5.600	5.662
Italy	4.384	4.396	4.393	4.395	4.459
Spain	-	-	-	1.205	1.203
Employees (Average)	4.382	4.384	4.399	5.587	5.638
Italy	4.382	4.384	4.399	4.396	4.415
Spain	-	-	-	1.191	1.223

Main Performance Indicators

	2000	2001	2002	2003	2004
EBITA/Net Revenues	29,3%	25,0%	24,1%	26,7%	31,4%
Italy	29,3%	25,0%	24,1%	26,8%	29,8%
Spain	-	-	-	26,4%	37,1%
EBIT/Net Revenues	29,3%	25,0%	24,1%	25,3%	30,0%
Pre-Tax Profit/Net Revenues	27,4%	17,8%	21,5%	22,0%	28,9%
Net Profit/Net Revenues	17,9%	10,6%	15,6%	12,0%	14,5%
ROI	32,4%	24,1%	21,3%	27,4%	34,4%
ROE	18,6%	10,5%	15,0%	14,6%	18,5%
N° Shares	1.181.227.564	1.181.227.564	1.181.227.564	1.181.227.564	1.181.227.564
EPS (€)	0,36	0,21	0,31	0,31	0,42
DPS (€)	0,24	0,21	0,21	0,23	0,38



Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.




MEDIASET